Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 2 DATED OCTOBER 25, 2013

TO THE PROSPECTUS DATED AUGUST 14, 2013

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated August 14, 2013 (the “Prospectus”), as supplemented by Supplement No.1, dated September 9, 2013. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

On October 24, 2013, we entered into an Expense Support and Conditional Reimbursement Agreement, which we refer to as the “Expense Support Agreement,” with the Operating Partnership and the Advisor. The following description of the Expense Support Agreement updates disclosure throughout the Prospectus concerning the asset management fees payable to the Advisor and the expenses to be paid by the Advisor, including in the sections of the Prospectus titled “Prospectus Summary—Compensation to the Advisor and its Affiliates,” “The Advisor and the Advisory Agreement” and “Management Compensation”:

Pursuant to the Expense Support Agreement, effective for each quarter between October 1, 2013 and September 30, 2014, the Advisor has agreed to defer payment of all or a portion of the asset management fee otherwise payable to it pursuant to the Advisory Agreement if our company-defined funds from operations, or CDFFO, as disclosed in each of our quarterly and annual reports, for a particular quarter is less than the aggregate distributions that would have been declared for such quarter assuming daily distributions at the quarterly rate of $0.1125 per share of common stock, which we refer to as “Baseline Distributions,” which is the rate at which we have declared distributions for the third and fourth quarters of 2013. The amount of the asset management fee that will be deferred for a particular quarter, if any, will equal the lesser of (i) the difference between the CDFFO and Baseline Distributions for such quarter and (ii) the entire asset management fee payable to the Advisor pursuant to the Advisory Agreement for such quarter.

In addition, during the term of the Expense Support Agreement, the Advisor, in its sole discretion, may elect to fund certain of our expenses and certain expenses of the Operating Partnership as expense support payments. We, the Advisor and the Operating Partnership will enter into a quarterly expense support agreement with respect to any quarter during which the Advisor elects to fund as an expense support payment an amount equal to the difference between the CDFFO and the Baseline Distributions less any deferred asset management fees for that quarter.

Subject to the conditions described below, the Advisor is entitled to reimbursement from us for any asset management fees that are deferred and any expense support payments that the Advisor makes pursuant to the Expense Support Agreement; provided, that, we will not be obligated to reimburse the Advisor for any amount not reimbursed by us to the Advisor within three years after the quarter in which such reimbursable amount originated. For any quarter in which CDFFO exceeds the Baseline Distributions for that quarter, the Expense Support Agreement requires that we reimburse the Advisor in an amount equal to the lesser of (i) the difference between the CDFFO and the Baseline Distributions and (ii) the sum of all outstanding reimbursable amounts. In addition, subject to certain limitations, we will reimburse the Advisor for any outstanding reimbursable amounts in connection with our completion of a Liquidity Event, but the amount of the reimbursement payable to the Advisor is limited to the maximum amount permitted to be reimbursed while also allowing for our stockholders to receive (or be deemed to receive) in the aggregate, cumulative distributions from all sources equal to their capital contributions plus a 6.5% cumulative non-compounded annual pre-tax return on their net contributions. Any such reimbursement in connection with the completion of a Liquidity Event will be paid to the Advisor prior to any redemption of Operating Partnership units and prior to any payment to any other party in connection with the Liquidity Event. Our obligation to reimburse the Advisor will be non-interest bearing.

During the term of the Expense Support Agreement, we may be able to use cash flow from operations to pay distributions to our stockholders that would otherwise be used to pay asset management fees or expenses. Although the Expense Support Agreement has an effective term through September 30, 2014, it may be terminated prior thereto without cause or penalty by either the Advisor or a majority of our independent directors, in each case upon 60 days’ written notice to the other party. In addition, the Advisor’s obligations under the Expense Support Agreement will immediately terminate upon the earlier to occur of (i) the termination or non-renewal of the Advisory Agreement, (ii) the delivery by us of notice to the Advisor of our intention to terminate or not renew the Advisory Agreement or (iii) our completion of a Liquidity Event. When the Expense Support Agreement terminates, the Advisor will not have an obligation to defer fees in order to support our distributions.

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